UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2003

Commission File Number 1-14540

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140
53113 Bonn
Germany

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): _______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): _______

     Indicate by check mark whether the registrant by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

This Report on Form 6-K is incorporated by reference into the registration statements on Form F-3, File Nos. 333-12096, 333-13550 and 333-84510, and into each respective prospectus that forms a part of those registration statements.

Unaudited Pro Forma Combined Condensed Financial Statements
SIGNATURE

DEUTSCHE TELEKOM AG

Unaudited Pro Forma Combined Condensed Financial Statements

On March 13, 2003, Deutsche Telekom AG (“Deutsche Telekom”) sold its six remaining cable TV businesses and related central operations (“Kabel Business”) to an investor consortium made up of Apax Partners, Goldman Sachs Capital Partners and Providence Equity for total cash consideration of EUR 1,779 million (the “Kabel Disposition”). The agreement relating to the Kabel Disposition also contains a provision that entitles Deutsche Telekom to receive contingent additional sales consideration if certain future performance targets are achieved.

The unaudited pro forma combined condensed financial statements have been prepared to give effect to the Kabel Disposition discussed above along with these previously consummated transactions:

The acquisition of T-Mobile U.S.A., Inc., formerly known as Voicestream Wireless Corporation, for cash and stock consideration on May 31, 2001 (the “VoiceStream Acquisition”), and

The acquisition of the remaining outstanding shares of T-Mobile Netherlands, formerly known as BEN Nederland Holding B.V (“BEN”), for cash on September 30, 2002 (the “BEN Acquisition”)

The pro forma effects of the VoiceStream Acquisition and the BEN Acquisition have been previously submitted on Form 6-K on September 30, 2002 and included as exhibit I herein.

The unaudited pro forma combined condensed financial statements have been prepared to combine the historical financial statements of Deutsche Telekom and the effects of the above described transactions as though these transactions had occurred as of June 30, 2002 for the unaudited pro forma combined condensed balance sheet and as of January 1, 2001 for the unaudited pro forma combined condensed statements of operations for the six months ended June 30, 2002 and for the year ended December 31, 2001.

The unaudited pro forma combined condensed financial statements are based on the unaudited historical condensed consolidated balance sheet and statement of operations of Deutsche Telekom as of and for the six months ended June 30, 2002 and the audited historical statement of operations of Deutsche Telekom for the year ended December 31, 2001. The historical condensed consolidated financial statements of Deutsche Telekom are prepared in accordance with German generally accepted accounting principles (German GAAP), which differs in certain material respects from accounting principles generally accepted in the United States of America (U.S. GAAP). The principal differences between German GAAP and U.S. GAAP applicable to the historical financial statements of Deutsche Telekom are summarized in Note 38 to the audited historical financial statements of Deutsche Telekom included in its annual report on Form 20-F/A filed with the U.S. Securities and Exchange Commission on June 18, 2002. The Kabel Disposition did not have a material impact on the U.S. GAAP reconciliation.

These unaudited pro forma combined condensed financial statements are presented for illustrative purposes only. The pro forma adjustments included herein are based on available information and certain assumptions that management believes are reasonable and are described in the accompanying notes to the unaudited pro forma combined condensed financial statements. The unaudited pro forma combined condensed financial statements do not necessarily represent what Deutsche Telekom’s financial position or results of operations would have been had the VoiceStream Acquisition, BEN Acquisition, or the Kabel Disposition occurred on such dates or to project Deutsche Telekom’s financial position or results of operations at or for any future date or period. In the opinion of management, all adjustments necessary to present fairly the unaudited pro forma combined condensed financial statements have been made. The unaudited pro forma combined condensed financial statements should be read in conjunction with the historical consolidated financial statements of Deutsche Telekom.

Deutsche Telekom AG
Unaudited Pro Forma Combined Condensed Statement of Operations
For the Year Ended December 31, 2001
(in euros)
(in millions, except per-share amounts)

				Pro Forma
		T-Mobile	T-Mobile	Deutsche Telekom,
	Deutsche	USA	Netherlands	T-Mobile USA	Disposition
	Telekom AG	Pro Forma	Pro Forma	and T-Mobile	Kabel	Pro Forma			Pro Forma
	Historical	Adjustments	Adjustments	Netherlands	Business	Adjustments			As Adjusted

	Note 1	Note 2a	Note 2b		Note 5	Note 6
Total operating performance	49,188	1,447	448	51,083	(608)	262			50,737

Other operating income	6,619	9	—	6,628	(21)	60	(6b	)	6,667
Goods and services purchased	(13,477)	(502)	(521)	(14,500)	11	(20	) (6b	)	(14,509)
Personnel costs	(12,114)	(263)	(41)	(12,418)	145				(12,273)
Depreciation and amortization	(15,221)	(1,398)	(273)	(16,892)	325				(16,567)
Other operating expenses	(12,151)	(998)	—	(13,149)	108	(29	) (6b	)	(13,070)
Financial income (expense), net	(5,348)	(439)	21	(5,766)	(8)	121	(6a	)	(5,653)

Results from ordinary business activities	(2,504)	(2,144)	(366)	(5,014)	(48)	394			(4,668)

Taxes	(808)	50	54	(704)	—	—			(704)

Income (loss) after taxes	(3,312)	(2,094)	(312)	(5,718)	(48)	394			(5,372)
(Income) loss applicable to minority shareholders	(142)	(5)	—	(147)	—	—			(147)

Net income (loss)	(3,454)	(2,099)	(312)	(5,865)	(48)	394			(5,519)

Income (loss) in accordance with U.S. GAAP prior to cumulative effect of prior years from implementation of SFAS 133	153	(1,422)	(286)	(1,555)	(48)	394			(1,209)

Loss per share under German GAAP	(0.93)			(1.42)					(1.34)

Basic and diluted earnings (loss) per share under U.S. GAAP before implementation of SFAS 133	0.04			(0.38)					(0.30)

See accompanying notes to unaudited pro forma combined condensed financial statements

Deutsche Telekom AG
Unaudited Pro Forma Combined Condensed Balance Sheet
As of June 30, 2002
(in euros)
(in millions)

		T-Mobile	Pro Forma
	Deutsche	Netherlands	Deutsche Telekom	Disposition
	Telekom AG	Pro Forma	and T-Mobile	Kabel	Pro Forma			Pro Forma
	Historical	Adjustments	Netherlands	Business	Adjustments			As Adjusted

	Note 1	Note 2b		Note 3	Note 4
ASSETS
Non-current Assets
Intangible assets	74,616	2,543	77,159	(61)				77,098
Property, plant and equipment	55,877	467	56,344	(1,578)				54,766
Financial assets	5,800	(794)	5,006	(4)				5,002
Total noncurrent assets	136,293	2,216	138,509	(1,643)				136,866

Current Assets
Inventories	1,624	18	1,642	(15)				1,627
Receivables	6,495	(168)	6,327	(97)	183	(4a	)	6,413
Other assets	3,948	—	3,948	(9)				3,939
				1,758	(1,758	) (4b	)
Marketable securities	577	—	577					577
Liquid assets	1,806	38	1,844	(64)				1,780

Total current assets	14,450	(112)	14,338	1.573	(1,575)			14,336

Prepaid and deferred charges	1,362	8	1,370	(2)				1,368
Total Assets	152,105	2,112	154,217	(72)	(1,575)			152,570

See accompanying notes to unaudited pro forma combined condensed financial statements

		T-Mobile	Pro Forma
	Deutsche	Netherlands	Deutsche Telekom	Disposition
	Telekom AG	Pro Forma	and T-Mobile	Kabel	Pro Forma			Pro Forma
	Historical	Adjustments	Netherlands	Business	Adjustments			As Adjusted

	Note 1	Note 2b		Note 3	Note 4
SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ Equity
Capital shares	10,746	—	10,746					10,746
Additional paid-in capital	50,073	—	50,073					50,073
Retained earnings (deficit)	(166)	—	(166)		184	(4d	)	18
Unappropriated net loss carried forward from previous year	(4,892)	—	(4,892)					(4,892)
Net loss	(3,891)	—	(3,891)					(3,891)
Minority interest	3,330	—	3,330					3,330

	55,200	—	55,200	—	184			55,384

Accruals
Pension and similar obligations	3,755	—	3,755	—				3,755
Other accruals	14,612	77	14,689	—				14,689

	18,367	77	18,444	—	—			18,444

Liabilities
Debt	66,910	1,977	68,887	(40)	(1,779	) (4c	)	67,068
Other liabilities	10,706	34	10,740	(32)	20	(4a	)	10,728

Total liabilities	77,616	2,011	79,627	(72)	(1,759)			77,796

Deferred income	922	24	946		—			946

Total Shareholders’ Equity and Liabilities	152,105	2,112	154,217	(72)	(1,575)			152,570

Shareholders’ Equity Under German GAAP	55,200	—	55,200	—	184			55,384

Shareholders’ Equity Under U.S. GAAP	63,099	47	63,146	—	184			63,330

See accompanying notes to unaudited pro forma combined condensed financial statements

DEUTSCHE TELEKOM AG
Unaudited Pro Forma Combined Condensed Statement of Operations
For the Six Months Ended June 30, 2002
(In euros)
(In millions, except per share amounts)

		T-Mobile	Pro Forma
	Deutsche	Netherlands	Deutsche Telekom	Disposition
	Telekom AG	Pro Forma	and T-Mobile	Kabel	Pro Forma			Pro Forma
	Historical	Adjustments	Netherlands	Business	Adjustments			As Adjusted

	Note 1	Note 2b		Note 5	Note 6
Total Operating Performance	26,238	238	26,476	(322)	112			26,266

Other operating income	1,780	—	1,780	(34)	11	(6b	)	1,757
Goods and services purchased	(6,847)	(112)	(6,959)	27	(6	) (6b	)	(6,938)
Personnel costs	(6,498)	(28)	(6,526)	77				(6,449)
Depreciation and amortization	(7,874)	(157)	(8,031)	156	(20	) (6b	)	(7,895)
Other operating expenses	(7,114)	(121)	(7,235)	94	(5	) (6b	)	(7,146)
Financial income (expense), net	(2,930)	(15)	(2,945)	(6)	(28	) (6b	)	(2,904)
					75	(6a	)

Results from ordinary business activities	(3,245)	(195)	(3,440)	(8)	139			(3,309)

Taxes	(490)	33	(457)	(5)				(462)

Income (loss) after taxes	(3,735)	(162)	(3,897)	(13)	139			(3,771)
(Income) loss applicable to minority shareholders	(156)	—	(156)	—	—			(156)

Net income (loss)	(3,891)	(162)	(4,053)	(13)	139			(3,927)

Net income (loss) in accordance with U.S. GAAP	(5,059)	(29)	(5,088)	(13)	139			(4,962)

Loss per share under German GAAP	(0.93)		(0.97)					(0.94)

Basic and diluted loss per share under U.S. GAAP	(1.21)		(1.22)					(1.19)

See accompanying notes to unaudited pro forma combined condensed financial statements

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED
FINANCIAL STATEMENTS
(In Euros, except as otherwise indicated)
(In millions)

Note 1

These columns reflect Deutsche Telekom’s historical unaudited condensed consolidated balance sheet as of June 30, 2002, unaudited condensed consolidated statement of operations for the six months ended June 30, 2002, and the audited statement of operations for the year ended December 31, 2001, prepared and presented in accordance with German GAAP, and reconciled to U.S. GAAP.

Note 2

a)	The pro forma adjustments related to the “VoiceStream Acquisition” are derived from the unaudited pro forma combined condensed financial statements related to that transaction which have been previously submitted on Form 6-K on September 30, 2002.

b)	The pro forma adjustments related to Deutsche Telekom’s acquisition of the remaining outstanding shares of T-Mobile Netherlands, formerly known as BEN Nederland Holding B.V (“BEN”) on September 30, 2002 (the “BEN Acquisition”) are derived from the unaudited combined condensed pro forma financial statements related to that transaction which have been previously submitted on Form 6-K on September 30, 2002.

The unaudited pro forma combined condensed financial statements prepared in connection with the BEN Acquisition, which also include pro forma adjustments related to the VoiceStream Acquisition, have been included in this Form 6-K on Exhibit I.

The unaudited pro forma combined condensed financial statements do not give effect to the impairment charges recorded during the quarter ended September 30, 2002 under German GAAP and also as part of Deutsche Telekom’s annual test in accordance with Statement of Financial Accounting Standards No. 142 under U.S. GAAP.

Note 3

The unaudited pro forma combined condensed balance sheet includes pro forma adjustments to deconsolidate the assets and liabilities sold in connection with the Kabel Disposition.

Note 4

The unaudited pro forma combined condensed balance sheet includes adjustments to a) recognize intercompany receivables and payables relating to the Kabel Business, which had been eliminated in Deutsche Telekom’s June 30, 2002 unaudited condensed consolidated historical balance sheet; b) eliminate the investment representing the net assets of the Kabel Business; c) recognize the receipt of cash proceeds on the sale and its immediate application towards debt repayment; and d) recognize in retained earnings (deficit) the estimated gain on sale. The agreement to the Kabel Disposition also contains a provision that entitles Deutsche Telekom to receive additional sales consideration if certain future performance targets are achieved. The unaudited pro forma combined condensed financial statements do not give effect to this contingent consideration. In addition, the unaudited pro forma combined condensed financial statements do not reflect selling costs or taxes related to the Kabel Disposition.

Note 5

The unaudited pro forma combined condensed statements of operations include pro forma adjustments to eliminate the revenues and expenses related to the Kabel Business.

The unaudited pro forma combined condensed statements of operations do not include any gain recognition on disposition.

Note 6

a)	The unaudited pro forma combined condensed statements of operations include an adjustment to reduce interest expense resulting from the assumed pay-down of debt with the proceeds received on sale. The reduction in interest expense was calculated using Deutsche Telekom’s average effective interest rate on fixed rate bonds and debentures of 8.41% for the six months ended June 30, 2002 and 6.81% for the year ended December 31, 2001.

b)	The unaudited pro forma combined condensed statements of operations include pro forma adjustments for the recognition of certain revenues earned and expenses incurred between Deutsche Telekom and the Kabel Business, which had been previously eliminated in the consolidation of Deutsche Telekom’s historical statements of operations for the six months ended June 30, 2002 and for the year ended December 31, 2001.

Note 7

There are no significant U.S. GAAP adjustments to record to the unaudited pro forma combined condensed financial statements related to the Kabel Disposition.

Exhibit I

DEUTSCHE TELEKOM AG
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements combine the historical consolidated balance sheet of Deutsche Telekom AG (“Deutsche Telekom”) and Ben Nederland Holding B.V. (“BEN”) and the statements of operations of Deutsche Telekom, VoiceStream Wireless Corporation (“VoiceStream”), and BEN. Deutsche Telekom merged with VoiceStream effective May 31, 2001 in a transaction accounted for as a purchase business combination. Further, effective September 30, 2002 Deutsche Telekom is acquiring the remaining 50 percent plus one share in BEN through T-Mobile International AG, a wholly owned subsidiary of Deutsche Telekom. These pro forma financial statements give effect to the Deutsche Telekom/VoiceStream merger and the acquisition by T-Mobile International of the remaining 50 percent plus one share in BEN, as if the combinations had occurred on January 1, 2001.

We derived this information from the audited consolidated financial statements of Deutsche Telekom and BEN for the year ended December 31, 2001, the interim unaudited condensed consolidated financial statements of Deutsche Telekom and BEN as of and for the six months ended June 30, 2002, and the audited statement of operations of VoiceStream for the five months ended May 31, 2001. This information is only a summary and you should read it in conjunction with the historical financial statements and related notes of Deutsche Telekom, VoiceStream, and BEN, and other information included in this filing or incorporated by reference.

The VoiceStream statement of operations has been converted from U.S. GAAP to German GAAP to be presented on a consistent basis with Deutsche Telekom. The BEN balance sheet and statements of operations have been converted from Dutch GAAP to German GAAP to be presented on a consistent basis with Deutsche Telekom. The accounting policies of Deutsche Telekom, VoiceStream, and BEN are substantially comparable, although certain reclassifications have been made to VoiceStream’s and BEN’s historical presentation to conform to Deutsche Telekom’s financial statement presentation. These reclassifications do not materially impact VoiceStream’s or BEN’s result of operations for the periods presented.

These unaudited pro forma condensed combined balance sheet and statements of operations have been prepared in accordance with German GAAP, which is reconciled to U.S. GAAP. The differences between German GAAP and U.S. GAAP are summarized in the accompanying Notes 14, 15, and 16.

These unaudited pro forma condensed combined balance sheet and statements of operations are for illustrative purposes only. Deutsche Telekom, VoiceStream, and BEN may have performed differently had they always been combined. You should not rely on the unaudited pro forma condensed combined balance sheet and statements of operations as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined companies will experience after the combinations.

DEUTSCHE TELEKOM AG

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
(BEN ACQUISITION)
As of June 30, 2002
(In euros)
(In millions)

		As Reported			Pro forma
		BEN Adjusted	BEN		Deutsche
	Deutsche	for German	Acquisition		Telekom and
	Telekom	GAAP	Adjustments		BEN

	Note 1	Notes 2 and 18
ASSETS
Non-Current Assets
Intangible assets	74,616	500	2,043	(3)	5,006
Property, plant and equipment	55,877	467	—		77,159
Financial assets	5,800	—	(794	)(4)	56,344

	136,293	967	1,249		138,509

Current Assets
Inventories	1,624	18	—		1,642
Receivables	6,495	86	(254	)(5)	6,327
Other assets	3,948	—	—		3,948
Marketable securities	577	—	—		577
Liquid assets	1,806	38	—		1,844

	14,450	142	(254)		14,338

Prepaid expenses, deferred charges and deferred taxation	1,362	8	—		1,370

	152,105	1,117	995		154,217

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ Equity
Capital shares	10,746	91	(91	)(6)	10,746
Additional paid-in capital	50,073	1,139	(1,139	)(6)	50,073
Retained earnings (deficit)	(166)	(655)	655	(6)	(166)
Unappropriated net loss carried forward from previous year	(4,892)	—	—		(4,892)
Net loss	(3,891)	(100)	100	(7)	(3,891)
Minority interest	3,330	—	—		3,330

	55,200	475	(475)		55,200

Accruals
Pension and similar obligations	3,755	—	—		3,755
Other accruals	14,612	77	—		14,689

	18,367	77	—		18,444

Liabilities
Debt	66,910	—	1,977	(8)	68,887
Other liabilities	10,706	541	(507	)(9)	10,740

	77,616	541	1,470		79,627

Deferred income	922	24	—		946

	152,105	1,117	995		154,217

Shareholders’ Equity Under German GAAP	55,200	475	(475)		55,200
U.S. GAAP reconciling items (Note 14)	7,899	70	(23)		7,946

Shareholders’ Equity Under U.S. GAAP	63,099	545	(498)		63,146

See Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

DEUTSCHE TELEKOM AG

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
(BEN ACQUISITION)
For the Six Months Ended June 30, 2002
(In euros)
(In millions, except per share amounts)

		As Reported			Pro forma
		BEN Adjusted	BEN		Deutsche
	Deutsche	for German	Acquisition		Telekom
	Telekom	GAAP	Adjustments		and BEN

	Note 1	Notes 2, 19
Net revenue	25,754	238	—		25,992
Other own capitalized costs	484	—	—		484

Total operating performance	26,238	238	—		26,476
Other operating income	1,780	—	—		1,780
Goods and services purchased	(6,847)	(112)	—		(6,959)
Personnel costs	(6,498)	(28)	—		(6,526)
Depreciation and amortization	(7,874)	(68)	(89	)(11)	(8,031)
Other operating expenses	(7,114)	(121)	—		(7,235)
Financial income (expenses), Net	(2,930)	(9)	(6	)(12a)	(2,945)

Results from ordinary business Activities	(3,245)	(100)	(95)		(3,440)
Taxes	(490)	—	33	(13)	(457)

Loss after taxes	(3,735)	(100)	(62)		(3,897)
Loss applicable to minority Shareholders	(156)	—	—		(156)

Net loss	(3,891)	(100)	(62)		(4,053)
U.S. GAAP reconciling items (Note 15)	(1,168)	23	110		(1,035)

Net income (loss) in accordance with U.S. GAAP	(5,059)	(77)	48		(5,088)

Loss per share under German GAAP (Note 17)	(0.93)				(0.97)

Basic and diluted earnings (loss) per share under U.S. GAAP (Note 17)	(1.21)				(1.22)

See Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

DEUTSCHE TELEKOM AG

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
(VOICESTREAM AND BEN ACQUISITIONS)
For the Year Ended December 31, 2001
(In euros)
(In millions, except per share amounts)

									Pro forma
		VoiceStream			Pro forma	As Reported			Deutsche
		January 1,	VoiceStream		Deutsche	BEN Adjusted	BEN		Telekom,
	Deutsche	2001 through	Merger		Telekom and	for German	Acquisition		VoiceStream,
	Telekom	May 31, 2001	Adjustments		VoiceStream	GAAP	Adjustments		and BEN

	Note 1	Notes 2, 21				Notes 2, 20
Net revenue	48,309	1,377	—		49,686	448	—		50,134
Other own capitalized costs	879	70	—		949	—	—		949

Total operating performance	49,188	1,447	—		50,635	448	—		51,083
Other operating income	6,619	9	—		6,628	—	—		6,628
Goods and services purchased	(13,477)	(502)	—		(13,979)	(521)	—		(14,500)
Personnel costs	(12,114)	(313)	50	(10)	(12,377)	(41)	—		(12,418)
Depreciation and amortization	(15,221)	(648)	(750	)(11)	(16,619)	(99)	(174	)(11)	(16,892)
Other operating expenses	(12,151)	(998)	—		(13,149)	—	—		(13,149)
Financial income (expenses), net	(5,348)	(285)	(154	)(12c,d)	(5,787)	(10)	31	(12b)	(5,766)

Results from ordinary business activities	(2,504)	(1,290)	(854)		(4,648)	(223)	(143)		(5,014)
Taxes	(808)	(18)	68	(13)	(758)	—	54	(13)	(704)

Loss after taxes	(3,312)	(1,308)	(786)		(5,406)	(223)	(89)		(5,718)
Income applicable to minority shareholders	(142)	(5)	—		(147)	—	—		(147)

Net loss	(3,454)	(1,313)	(786)		(5,553)	(223)	(89)		(5,865)
U.S. GAAP reconciling items (Note 16)	3,607	42	635		4,284	38	(12)		4,310

Income (loss) in accordance with U.S GAAP prior to cumulative effect of prior years from implementation of SFAS 133 (Note 16)	153	(1,271)	(151)		(1,269)	(185)	(101)		(1,555)

Loss per share under German GAAP (Note 17)	(0.93)				(1.30)				(1.42)

Basic and diluted earnings (loss) per share under U.S. GAAP before implementation of SFAS 133 (Note 17)	0.04				(0.30)				(0.38)

See Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

DEUTSCHE TELEKOM AG

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS
(VOICESTREAM AND BEN ACQUISITIONS)
(In euros, except as otherwise indicated)
(In millions, except per share amounts)

Note 1

These columns reflect Deutsche Telekom AG’s (“Deutsche Telekom”) historical unaudited condensed consolidated balance sheet as of June 30, 2002, unaudited condensed statements of operations for the six months ended June 30, 2002, and statements of operations for the year ended December 31, 2001, prepared and presented in accordance with German GAAP, and reconciled to U.S. GAAP.

On May 31, 2001, Deutsche Telekom completed the acquisition of VoiceStream Wireless Corporation (“VoiceStream”). Accordingly, subsequent to the merger date, VoiceStream results are included in Deutsche Telekom’s consolidated results. Pursuant to the VoiceStream merger agreement, VoiceStream shareholders received either 3.6693 shares of Deutsche Telekom stock and $15.73 (EUR 18.37) in cash, 3.6683 shares of Deutsche Telekom stock and $15.91 (EUR 18.58) in cash, or 3.7647 shares of Deutsche Telekom stock for each VoiceStream common share exchanged. The total purchase consideration was allocated to the estimated fair value of assets and liabilities acquired.

Effective September 30, 2002 Deutsche Telekom is acquiring the remaining 50 percent plus one share in BEN through T-Mobile International AG, a wholly owned subsidiary of Deutsche Telekom, for cash consideration of EUR 1.7 billion, bringing Deutsche Telekom’s total interest in BEN to 100 percent. We have previously accounted for our 50 percent less one share in connection with the March 2000 acquisition of BEN by the equity method of accounting. For purposes of these unaudited pro forma condensed combined financial statements, we have combined 100 percent of BEN’s balance sheet as of June 30, 2002 and 100 percent of BEN’s results of operations for the six months ended June 30, 2002 and the year ended December 31, 2001.

The aggregate purchase price and the purchase price allocations (preliminary for BEN) in accordance with German GAAP for 100 percent of VoiceStream and 50 percent plus one share in BEN are as follows:

	VoiceStream	BEN

Consideration and merger costs:
Total value of shares issued in merger (a)	24,881	—
Cash payments	4,938	1,723
Fair value of options and warrants converted	268	—
Fair value of liabilities assumed inclusive of minority interest	20,622	321
Merger related costs	185	—

Total consideration and merger costs	50,894	2,044

Allocation of purchase price:
Current assets	2,062	75
Property, plant and equipment	3,923	233
Investments in unconsolidated affiliates	554	—
Licenses and other intangibles	23,055	250
Goodwill	21,300	1,486

Total allocation of purchase price	50,894	2,044

(a)	Deutsche Telekom issued 986,551,622 shares in conjunction with the VoiceStream merger.

Note 2

These columns reflect BEN’s balance sheet as of June 30, 2002, and BEN’s statements of operations for the six months ended June 30, 2002 and the year ended December 31, 2001, and VoiceStream’s statement of operations for the five months ended May 31, 2001, prepared and presented in accordance with German GAAP, and reconciled to U.S. GAAP. The U.S. GAAP balance sheet and statement of operations of BEN as of and for the six months ended June 30, 2002, are derived from the unaudited BEN financial statements filed in this Current Report on Form 6-K. The U.S. GAAP statement of operations of BEN for the year ended December 31, 2001 is derived from the audited BEN financial statements provided in a Deutsche Telekom Current Report on Form 6-K dated May 23, 2002. The U.S. GAAP statement of operations of VoiceStream for the five month period ended May 31, 2001 is derived from the audited VoiceStream financial statements provided in a Deutsche Telekom Current Report on Form 6-K dated April 22, 2002. A summary of reconciling items between German GAAP and U.S. GAAP is disclosed in Notes 14, 15, and 16.

Certain reclassifications have been made to the historical financial information for VoiceStream and BEN to conform to Deutsche Telekom’s financial statement presentation. These reclassifications do not materially impact VoiceStream and BEN’s results of operations or financial position.

Note 3

The Deutsche Telekom/BEN acquisition will result in an allocation of the purchase price to the tangible and intangible assets and liabilities of BEN. The excess of the purchase price over the tangible net assets of BEN has been allocated to goodwill since no material intangible assets were identified in the preliminary purchase price allocation. The transaction is not expected to result in an incremental tax liability. The adjustment to intangible assets for the Deutsche Telekom/BEN acquisition relates to the goodwill resulting from the excess of the purchase price over the estimated fair value of the assets acquired as if the acquisition had occurred on June 30, 2002.

Note 4

This adjustment represents the elimination of Deutsche Telekom’s initial investment in BEN, which was accounted for on an equity basis, and the elimination of the accumulated equity pickup in loss related to BEN through June 30, 2002 included in Deutsche Telekom’s historical financial statements.

Note 5

As part of the BEN shareholder agreement, operating cash flow requirements of BEN are to be funded by its shareholders. At June 30, 2002, Deutsche Telekom had loans receivable from BEN aggregating to EUR 254 million which are eliminated.

Note 6

This adjustment represents the elimination of BEN’s existing capital, additional paid-in capital, and accumulated deficit as of June 30, 2002.

Note 7

This adjustment represents the elimination of the loss of BEN for the six months ended June 30, 2002.

Note 8

This adjustment represents mainly the EUR 1.7 billion to be borrowed to fund the cash consideration of the Deutsche Telekom/BEN acquisition. Additionally, as part of the BEN shareholder agreement, upon Deutsche Telekom acquiring the remaining 50 percent plus one share in BEN through T-Mobile International, any loans from the shareholders selling their interests have to be repaid. This adjustment also includes the debt funding of EUR 254 million for the repayment of the loans outstanding from the selling shareholders.

Note 9

This adjustment eliminates EUR 507 million in loans payable to shareholders included in BEN’s balance sheet at June 30, 2002 (See Note 5).

Note 10

As part of the Deutsche Telekom/VoiceStream merger agreement, Deutsche Telekom agreed to pay existing VoiceStream management and employees retention and incentive bonuses. The payments are recorded as expenses in the periods subsequent to the merger. Since these costs are non-recurring in nature, the associated compensation expense has been eliminated from the pro forma statement of operations.

Note 11

These adjustments represent additional depreciation and amortization expense on tangible and intangible assets resulting from the increased basis in these assets after the purchase price allocations. These tangible and intangible assets are being amortized over their useful lives as follows:

Property, plant and equipment	3 to 40 years
Goodwill	12 to 20 years
Licenses	15 to 20 years

See the discussion of the estimated effect in the year ended December 31, 2001 of the application of SFAS 142 related to the accounting for Goodwill and Licenses in Deutsche Telekom’s financial statements in Note 41(f) of the Deutsche Telekom audited consolidated financial statements for year ended December 31, 2001. See also the Current Report on Form 6-K provided by Deutsche Telekom on May 2, 2002.

Note 12

The pro forma adjustments related to financing income (expense) were as follows:

(a)  The pro forma adjustment for BEN in the amount of EUR 6 million for the six months ended June 30, 2002 includes EUR 83 million representing additional interest expense that would have been incurred in connection with Deutsche Telekom obtaining financing to fund the EUR 1.7 billion cash portion of the Deutsche Telekom/BEN acquisition consideration and the repayment of EUR 254 million in loans due to the selling shareholders, offset by EUR 77 million representing the elimination of the equity in loss of BEN included in Deutsche Telekom historical financial statements. Interest expense was calculated using Deutsche Telekom’s average effective interest rate on fixed rate bonds and debentures of 8.41% for the six months ended June 30, 2002.

(b)  The pro forma adjustment for BEN in the amount of EUR 30 million for the year ended December 31, 2001, includes EUR 135 million representing additional interest expense that would have been incurred in connection with Deutsche Telekom obtaining financing to fund the EUR 1.7 billion cash portion of the Deutsche Telekom/BEN acquisition consideration and the repayment of EUR 254 million in loans due to the selling shareholders, offset by EUR 165 million representing the elimination of the equity in loss of BEN included in Deutsche Telekom’s historical financial statements. Interest expense was calculated using Deutsche Telekom’s average effective interest rate on fixed rate bonds and debentures of 6.81% for the year ended December 31, 2001.

(c)  Deutsche Telekom obtained financing to fund its EUR 4.9 billion cash portion of the Deutsche Telekom/VoiceStream merger consideration. The pro forma adjustment of EUR 168.7 million for VoiceStream for the five months ended May 31, 2001 represents additional interest expense that would have been incurred had the merger occurred at the beginning of the period. Interest expense was calculated using Deutsche Telekom’s average effective interest rate on fixed rate bonds and debentures of 7.44% for the five months ended May 31, 2001.

(d)  As a result of the fair market value adjustments related to debt, a premium of EUR 703.1 million was recorded on the outstanding debt balances. The pro forma adjustment represents the amortization of this premium resulting in a reduction in interest expense of EUR 15.1 million for the five months ended May 31, 2001.

Note 13

This adjustment represents the income tax benefit resulting from the additional interest expense to be recognized by Deutsche Telekom for the six months ended June 30, 2002 and the year ended December 31, 2001 as described in Note 12.

Note 14

     The following summarizes the principal adjustments to reconcile unaudited pro forma shareholders’ equity under German GAAP to the amounts that would have been reported had U.S. GAAP been applied:

	June 30, 2002

		As Reported				Pro forma
		BEN Adjusted		BEN		Deutsche
	Deutsche	for German		Acquisition		Telekom and
	Telekom (a)	GAAP		Adjustments		BEN

Shareholders’ equity under German GAAP	55,200	475		(475	)(f)	55,200
Valuation adjustments of fixed assets	3,719	—		—		3,719
Mobile communications licenses	4,405	46	(b)	—		4,451
Internally developed software	448	—		—		448
Effects of dilution gains	1,345	—		—		1,345
Goodwill and assets differences	3,130	(7	)(c)	—		3,123
Capitalization of interest costs, net of related amortization	—	34	(d)	—		34
Technical equipment leases	—	(3	)(e)	—		(3)
Write-down of tradenames	797	—		—		797
Unrealized gains on marketable securities	514	—		—		514
Derivatives and related foreign exchange differences	402	—		—		402
Accruals for personnel restructuring	22	—		—		22
Financing of fixed assets	(63)	—		—		(63)
Deferral of gains on divestitures	(21)	—		—		(21)
Deferred income	(1,112)	—		—		(1,112)
Asset-backed securitization	80	—		—		80
Investments in equity investees	(111)	—		(23	)(b)	(134)
Other differences	(136)	—		—		(136)
Income taxes	(2,190)	—		—		(2,190)
Minority interest	(3,330)	—		—		(3,330)

Shareholders’ equity in accordance with U.S. GAAP	63,099	545		(498)		63,146

(a)	Deutsche Telekom’s German GAAP to U.S. GAAP reconciling items are derived from Note 18 of the Deutsche Telekom’s unaudited condensed consolidated financial statements for the six months ended June 30, 2002.

(b)	Under German GAAP, license amortization commences on the date the license is acquired. Under U.S. GAAP, amortization of these licenses would commence upon the license being placed into service. The EUR 46 million adjustment reverses the amortization expense recognized under German GAAP during the non-operational period of the license, while the EUR 23 million adjustment represents the elimination of the originally recorded 50 percent less 1 share of the a djustment to eliminate the amortization expense recognized under German GAAP.

(c)	The EUR 7 million adjustment relates mainly to penalties received from a vendor by BEN during 1998 and 1999 as the vendor failed to meet certain contractual requirements with respect to the roll out of the network. These payments relate to refunds on amounts paid for network assets purchased. Under German GAAP these amounts were recorded as income. Under U.S. GAAP these payments are recorded as a deduction from the cost of the network assets resulting in a reduction of net income and the carrying value of network assets, and a reduction in depreciation expense related to these assets.

(d)	Under German GAAP, interest accumulated from borrowings related to the acquisition of UMTS licenses was not capitalized. Under U.S. GAAP, interest accumulated on borrowings related to the acquisition of UMTS licenses was capitalised and was amortized from the time the respective assets were placed in operation over an estimated useful life of 15 years.

(e)	During 1999, BEN entered into a sales lease back transaction relating to certain technical equipment. Under German GAAP, the net cash received was recognized as other operating revenues. Under US GAAP, the gross cash received and payment of liabilities are recognized on the balance sheet and the net cash gain on the transaction is recognized as other income over the lease term.

(f)	See Notes 3 through 9.

Note 15

The following summarizes the principal adjustments to reconcile unaudited pro forma net loss under German GAAP to the amounts that would have been reported had U.S. GAAP been applied for the six month period ended June 30, 2002:

	For the Six Months ended June 30, 2002

		As Reported			Pro forma
		BEN Adjusted	BEN		Deutsche
	Deutsche	for German	Acquisition		Telekom and
	Telekom (a)	GAAP	Adjustments		BEN

Unaudited pro forma net loss under German GAAP	(3,891)	(100)	(62)		(4,053)
Valuation adjustments of fixed assets	498	—	—		498
Mobile communications licenses	1,553	20 (b)	(6	)(c)	1,567
Internally developed software	13	—	—		13
Goodwill and asset differences	1,321	—	116	(d)	1,437
Write-down of tradenames	(524)	—	—		(524)
Derivatives and related foreign exchange differences	146	—	—		146
Capital raising and financing costs	(21)	—	—		(21)
Deferral of gains on divestitures	300	—	—		300
Deferred income	(25)	—	—		(25)
Asset-backed securitization	151	—	—		151
Investment in equity investees	24	—	—		24
Other differences	20	3 (c)	—		23
Income taxes	(4,624)	—	—		(4,624)

Unaudited pro forma net income (loss) in accordance with U.S GAAP	(5,059)	(77)	48		(5,088)

(a)	Deutsche Telekom’s German GAAP to U.S. GAAP reconciling items are derived from Note 18 of the Deutsche Telekom’s unaudited condensed consolidated financial statements for the six months ended June 30, 2002.

(b)	Under German GAAP, the acquisition costs of licenses are amortized from the time of acquisition over the expected period of usage, and the related interest on borrowings made to finance the acquisition of the licenses is recognized immediately as expense. Under U.S. GAAP, amortization of these licenses would commence upon the asset being placed into service, and the related interest on borrowings made to finance the acquisition of the licenses is capitalized and expensed over the same period. These adjustments reverse the amortization expense recognized under German GAAP during the non-operational period of the license and capitalize interest that was expensed for German GAAP purposes.

(c)	The application of German GAAP resulted in other differences from U.S. GAAP related to lease transactions and transactions with vendors for BEN.

(d)	The acquisition adjustments under German GAAP included an adjustment to record additional amortization expense on goodwill resulting from the estimated purchase price allocation (See Note 11). Furthermore, Deutsche Telekom’s historical results of operations under German GAAP for the six months ended June 30, 2002 include amortization expense on goodwill resulting from the acquisition of 50 percent less one share of BEN in March 2002. Under U.S. GAAP the amortization expense on goodwill recorded for German GAAP purposes is reversed, to give effect to the implementation of SFAS 142 effective January 1, 2002.

Note 16

The following summarizes the principal adjustments to reconcile net loss under German GAAP to the amounts that would have been reported had U.S. GAAP been applied for the year ended December 31, 2001:

							As
							Reported			Pro forma
		VoiceStream				Pro forma	BEN			Deutsche
		January 1,		VoiceStream		Deutsche	Adjusted	BEN		Telekom,
	Deutsche	2001 through		Merger		Telekom and	for German	Acquisition		VoiceStream,
	Telekom (a)	May 31, 2001		Adjustments		VoiceStream	GAAP	Adjustments		and BEN

Unaudited pro forma net loss under German GAAP	(3,454)	(1,313)		(786)		(5,553)	(223)	(89)		(5,865)
Deferred financing	—	(11	) (b)	—		(11)	—	—		(11)
Valuation adjustments of fixed Assets	443	—		—		443	—	—		443
Mobile communications Licenses	2,098	55	(c)	89	(c)	2,242	35 (c)	(12	) (c)	2,265
Internally developed software	166	7	(d)	—		173	—	—		173
Effects of dilution gains	(396)	—		—		(396)	—	—		(396)
Goodwill and asset differences	(285)	—		14	(f)	(271)	—	—		(271)
Write-down of tradenames	1,040	—		—		1,040	—	—		1,040
Value-added tax	(27)	—		—		(27)	—	—		(27)
Derivatives and related foreign exchange differences	(31)	—		—		(31)	—	—		(31)
Accruals for personnel restructuring	10	—		—		10	—	—		10
Financing of fixed assets	(42)	—		—		(42)	—	—		(42)
Deferral of gains on Divestitures	27	—		—		27	—	—		27
Deferred income	(168)	—		—		(168)	—	—		(168)
Asset-backed securitization	(71)	—		—		(71)	—	—		(71)
Investment in equity investees	(182)	—		—		(182)	—	—		(182)
Effects of full consolidation of Debis, net of tax	(294)	—		—		(294)	—	—		(294)
Other differences	253	(9	) (e)	(7	) (g)	237	3 (i)	—		240
Income taxes	1,066	—		539	(h)	1,605	—	—		1,605

Unaudited pro forma income (loss) in accordance with U.S. GAAP prior to cumulative effect of prior years from implementation of SFAS 133	153	(1,271)		(151)		(1,269)	(185)	(101)		(1,555)

(a)	Deutsche Telekom’s German GAAP to U.S. GAAP reconciling items are derived from Note 38 of the Deutsche Telekom audited consolidated financial statements for year ended December 31, 2001.

(b)	Under German GAAP, financing costs are expensed as incurred. This adjustment is to amortize previously deferred financing costs over the term of the loan for U.S. GAAP purposes.

(c)	Under German GAAP, the acquisition costs of licenses are amortized from the time of the acquisition over the expected period of usage, and the related interest on borrowings made to finance the acquisition of the licenses is recognized immediately as expense. Under U.S. GAAP, amortization of these licenses would commence upon the asset being placed into service, and the related interest on borrowings made to finance the acquisition of the licenses is capitalized and expensed over the same period. This adjustment reverses the amortization expense recognized under German GAAP during the non-operational period of the license and capitalizes interest that was expensed for German GAAP purposes.

(d)	Under German GAAP, internal software development costs are not capitalized. This adjustment capitalizes and amortizes costs capitalizable for U.S. GAAP purposes.

(e)	Included in other differences are the following items:

(i)	Under U.S. GAAP, certain derivative adjustments are recorded in other comprehensive income. Under German GAAP, derivative adjustments are recorded against net income.

(ii)	For U.S. GAAP, costs such as leases are capitalized on cell sites not yet placed in service. For German GAAP, these costs are expensed.

(f)	The application of German GAAP results in differences from U.S. GAAP related to certain aspects of the accounting for the purchase of VoiceStream, which resulted in a higher goodwill balance for German GAAP than for U.S. GAAP. This adjustment reverses the additional amortization expense recognized under German GAAP.

(g)	Deferred compensation expense was recorded for U.S. GAAP in connection with the Deutsche Telekom/VoiceStream merger related to the intrinsic value of the unvested stock options for which future service is required. Under U.S. GAAP this balance is expensed over the remaining future vesting periods of the VoiceStream grants estimated to be an average of three years. This adjustment record s the additional deferred compensation expense recognized under U.S. GAAP.

(h)	For German GAAP, the income tax benefit is not recorded until the company becomes taxable. Under U.S. GAAP, an income tax benefit is recorded related to net operating loss carryfo rwards. No valuation allowance has been recorded as the VoiceStream deferred tax liabilities recorded are anticipated to offset the deferred tax assets. See the discussion of the effect of the application of SFAS 142 on our financial statements in Note 41(f) of the Deutsche Telekom audited consolidated financial statements for year ended December 31, 2001 (regarding the recording of a valuation allowance with respect to VoiceStream deferred tax assets at January 1, 2002). See also the Current Report on Form 6-K provided by Deutsche Telekom on May 2, 2002.

(i)	The application of German GAAP resulted in other differences from U.S. GAAP related to lease transactions and transactions with vendors for BEN.

Note 17

     The U.S. GAAP loss per share calculations are calculated before implementation of SFAS 133 for the year ended December 31, 2001. The following summarizes the pro forma loss per share calculation under German GAAP and U.S. GAAP for the six months ended June 30, 2002 and the year ended December 31, 2001:

	June 30, 2002	December 31, 2001

German GAAP:
Pro forma net loss	(4,053)	(5,865)

Weighted average Deutsche Telekom ordinary shares outstanding	4,195	3,715
Weighted average impact of shares issued in VoiceStream merger	—	411

Pro forma weighted average shares outstanding	4,195	4,126

Pro forma loss per share	(0.97)	(1.42)

U.S. GAAP — Basic and dilutive:
Pro forma loss before implementation of SFAS 133	(5,088)	(1,555)
Weighted average Deutsche Telekom ordinary shares outstanding	4,157	3,676
Weighted average impact of shares issued in VoiceStream merger	—	411

Pro forma weighted average shares outstanding	4,157	4,087

Basic and dilutive pro forma loss per share	(1.22)	(0.38)

Note 18

The table below presents the adjustments to convert the BEN Dutch GAAP unaudited condensed consolidated balance sheet at June 30, 2002 derived from the unaudited BEN consolidated financial statements filed on this Current Report on Form 6-K to Deutsche Telekom’s accounting policies under German GAAP.

	June 30, 2002

				BEN As
		German		Reported
	Historical	GAAP		Adjusted for
	BEN	Adjustments		German GAAP

	Note 20
ASSETS
Non-Current Assets
Intangible assets	546	(46	)(a)	500
Property, plant and equipment	467	—		467

	1,013	(46)		967

Current Assets
Inventories	18	—		18
Receivables	86	—		86
Liquid assets	38	—		38
	142	—		142
Prepaid Expenses, Deferred Charges and Deferred Taxation	8	—		8

	1,163	(46)		1,117

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ Equity Capital shares	91	—		91
Additional paid-in capital	1,139	—		1,139
Retained deficit	(621)	(34	)(a)	(655)
Net loss	(88)	(12	)(a)	(100)
	521	(46)		475

Accruals
Other accruals	77	—		77

	77	—		77

Liabilities
Other liabilities	541	—		541

	541	—		541

Deferred Income	24	—		24

	1,163	(46)		1,117

(a)	Under German GAAP, licenses amortization commences on the date the licenses are acquired. Under Dutch GAAP, amortization of these licenses would commence upon the licenses being placed into service. This adjustment records the amortization expense recognized under German GAAP not previously recognized under Dutch GAAP during the nonoperational period of the licenses.

Note 19

The table below presents the adjustments to convert BEN’s historical Dutch GAAP unaudited consolidated statement of operations for the six months ended June 30, 2002 to Deutsche Telekom’s accounting policies under German GAAP. The BEN unaudited consolidated financial statements for the six months ended June 30, 2002 are derived from the unaudited BEN consolidated financial statements provided with this Deutsche Telekom Current Report on Form 6-K.

	For the Six Months ended June 30, 2002

				BEN
				As Reported
		German		Adjusted for
	Historical	GAAP		German
	BEN	Adjustments		GAAP

	Note 22
Net revenue	238	—		238
Total operating performance	238	—		238
Goods and services purchased	(112)	—		(112)
Personnel costs	(28)	—		(28)
Depreciation and amortization	(56)	(12	)(a)	(68)
Other operating exp enses	(121)	—		(121)
Financial expenses, net	(9)	—		(9)

Results from ordinary business Activities	(88)	(12)		(100)
Taxes	—	—		—

Net loss	(88)	(12)		(100)

(a)	Under German GAAP, licenses amortization commences on the date the licenses are acquired. Under Dutch GAAP, amortization of these licenses would commence upon the licenses being placed into service. This adjustment records the amortization expense recognized under German GAAP not previously recognized under Dutch GAAP during the nonoperational period of the licenses.

Note 20

The table below presents the adjustments to convert BEN’s historical Dutch GAAP consolidated statement of operations for the year ended December 31, 2001 to Deutsche Telekom’s accounting policies under German GAAP. The BEN consolidated financial statements for the year ended December 31, 2001 are derived from the audited BEN consolidated financial statements provided in a Deutsche Telekom Current Report on Form 6-K dated May 23, 2002.

	For the Year ended December 31, 2001

				BEN
				As Reported
		German		Adjusted for
	Historical	GAAP		German
	BEN	Adjustments		GAAP

	Note 22
Net revenue	448	—		448
Total operating performance	448	—		448

Goods and services purchased	(521)	—		(521)
Personnel costs	(41)	—		(41)
Depreciation and amortization	(75)	(24	)(a)	(99)
Financia l expenses, net	(10)	—		(10)

Results from ordinary business
Activities	(199)	(24)		(223)

Taxes	—	—		—

Net loss	(199)	(24)		(223)

(a)	Under German GAAP, license amortization commences on the date the license is acquired. Under Dutch GAAP, amortization of these licenses would commence upon the asset being placed into service. This adjustment records the amortization expense recognized under German GAAP during the non-operational period of the license.

Note 21

The table below presents the adjustments to convert the historical VoiceStream U.S. GAAP and U.S. dollars consolidated statements of operations for the five month period ended May 31, 2001 to Deutsche Telekom’s accounting policies under German GAAP and euros. The VoiceStream consolidated financial statements for the five months ended May 31, 2001 are derived from the audited VoiceStream consolidated financial statements provided in a Deutsche Telekom Current Report on Form 6-K dated April 22, 2002.

	For the Five Months ended May 31, 2001

		German
		GAAP		VoiceStream	VoiceStream
	VoiceStream	Adjustments		Pre-Acquisition	Pre-Acquisition
	US $	US $		US $	EUR

	Note 22	Note 23			Note 24
Net revenue	1,250	—		1,250	1,377
Other owned capitalized costs	72	(6	)(a)	63	70

		(3	)(b)
Total operating performance	1,322	(9)		1,313	1,447
Other operating income	8	—		8	9
Goods and services purchased	(456)	—		(456)	(502)
Personnel costs	(284)	—		(284)	(313)
Depreciation and amortization	(559)	(34	)(c)	(588)	(648)
		5	(d)
Other operating expenses	(906)	—		(906)	(998)
Financial expenses, net	(258)	5	(d)	(258)	(285)
		(17	)(e)
		12	(f)

Results from ordinary business activities	(1,133)	(38)		(1,171)	(1,290)
Taxes	(16)	—		(16)	(18)

Loss after taxes	(1,149)	(38)		(1,187)	(1,308)
Income applicable to minority	(5)	—		(5)	(5)

shareholders Net loss	(1,154)	(38)		(1,192)	(1,313)

Note 22

Reclassifications have been made to the VoiceStream and BEN historical financial information presented under U.S. GAAP and Dutch GAAP, respectively, to conform to Deutsche Telekom’s presentation under German GAAP.

Note 23

Accounting principles generally accepted in Germany differ in certain material respects from those generally accepted in the U.S. The differences which are material to restating the historical consolidated or combined statement of operations of VoiceStream are disclosed in Note 21.

(a)  Under German GAAP, internal software development costs are not capitalized. This adjustment reverses the costs capitalized and related amortization costs for U.S. GAAP purposes.

(b)  For U.S. GAAP, costs such as leases are capitalized on cell sites not yet placed in service. For German GAAP, these costs are expensed.

(c)  Under German GAAP, license amortization commences on the date the license is acquired. Under U.S. GAAP, amortization of these licenses would commence upon the asset being placed into service. This adjustment records the amortization expense recognized under German GAAP during the non-operational period of the license.

(d)  Under German GAAP, financing costs are expensed as incurred. This adjustment reverses the amortization of financing costs previously expensed for German GAAP, which are expensed in the current period for U.S. GAAP purposes.

(e)  Under German GAAP, in terest is not capitalized related to the build out of licenses which are not yet placed in service. Under U.S. GAAP, interest costs are capitalized as part of the asset being constructed.

(f)  Under U.S. GAAP, certain derivative adjustments are recorded in other comprehensive income. For German GAAP, derivative adjustments are recorded against income. This adjustment records the adjustments to income for German GAAP purposes.

Note 24

     VoiceStream presents its financial statements in U.S. dollars. Deutsche Telekom presents its financial statements in euros. The results as restated under German GAAP have been translated into euros at the following average rates:

	$		EUR

5 months to May 31, 2001	1.00	to	1.10207

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By: /s/ ppa. Rolf Ewenz-Sandten

Name: Rolf Ewenz-Sandten Title: Vice President

Date: April 11, 2003